Exhibit 99.3

Boqii Holding Limited

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We __________________________________________________________________________________________________

Please Print Name(s)

of ____________________________________________________________________________________________________

Please Print Address(es)

being (a) shareholder(s) of the Company with ____________ shares respectively hereby appoint

______________________________________ of ___________________________________________

or failing him/her

______________________________________ of ___________________________________________

or failing him/her the duly appointed chairperson of the EGM (the “Chairperson”) as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the “EGM”) to be held on 11TH day of September 2023 at 3:00 pm Beijing time at the offices of Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai, People’s Republic of China, 201210 and at any adjournment of the EGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Resolutions	For	Against	Abstain

AS AN ORDINARY RESOLUTION,

in accordance with Article 59 of the Twelfth Amended and Restated Memorandum and Articles of Association of the Company currently in effect, that the shareholders of the Company hereby authorize, approve, and confirm with immediate effect that the authorized share capital of the Company be increased from US$200,000 divided into 200,000,000 shares of par value of US$0.001 each; comprising (a) 129,500,000 Class A ordinary shares of par value of US$0.001 each; (b) 15,000,000 Class B ordinary shares of par value of US$0.001 each; and (c) 55,500,000 shares of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with its currently effective memorandum and articles of association to US$20,000,000 divided into 20,000,000,000 shares of par value of US$0.001 each, comprising (a) 15,000,000,000 Class A ordinary shares of par value of US$0.001 each; (b) 2,000,000,000 Class B ordinary shares of par value of US$0.001 each; and (c) 3,000,000,000 shares of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with its currently effective memorandum and articles of association by the creation of:

(i) additional authorized but unissued 14,870,500,000 Class A ordinary shares of par value of US$0.001 each;

(ii) additional authorized but unissued 1,985,000,000 Class B ordinary shares of par value of US$0.001 each; and

(iii) additional authorized but unissued 2,944,500,000 shares of par value of US$0.001 each.

AS A SPECIAL RESOLUTION,

in accordance with Article 61 of the Twelfth Amended and Restated Memorandum and Articles of Association of the Company currently in effect, that the shareholders of the Company hereby authorize, approve, and confirm with immediate effect that Article 75 of the Twelfth Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended (the “Amendment”) and Thirteenth Amended and Restated Memorandum and Articles of Association in the form attached hereto as Exhibit A reflecting the Amendment be adopted in substitution.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box:  ☐

Signed:
Name:
Date:

In the case of joint holders the senior holder (see note 4 below) should sign. Please provide the names of all other joint holders:

2

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2

Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3

Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai, People’s Republic of China, 201210 ,or send copies of the foregoing by email to ir@boqii.com, in each case marked for the attention of Boqii EGM, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4

If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6

This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

7	Any alterations made to this form must be initialled by you.

8	A proxy may vote on a show of hands or on a poll.